January 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Mark P. Shuman, Branch Chief – Legal

Re:        Viggle Inc.
Preliminary Information Statement Filed on Schedule 14C
Filed January 10, 2014
File No. 001-35620

Dear Mr. Shuman:

Viggle Inc., a Delaware corporation (the “Company”), has received and reviewed your letter dated January 27, 2014 (the “SEC Letter”) regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2014. For your convenience, we have reproduced your numbered comments below in italics, with each comment followed by the Company’s response. Please note that concurrently with the filing of this of this letter, the Company is filing Amendment No. 1 to the Preliminary Information Statement (the “Amendment”) as discussed below.

Security Ownership of Certain Beneficial Owners and Management, page 17

1.
Please revise to disclose the natural person(s) that have sole or shared investment or voting power over the shares held by Adage Capital Management, L.P., DAG Ventures Management III, LLC, Accel IX, L.P., and Frazier Technology Ventures II, L.P. Briefly describe the scope of the proxy authority provided by DAG, Accel and Frazier. With a view to disclosure, tell us why those shares are not included in Mr. Sillerman’s ownership disclosed in the table.

Response:

In response to the Staff’s comment, we have revised the chart entitled “Security Ownership of Certain Beneficial Owners and Management” on page 17 of the Amendment.    We have included information in the footnotes to disclose the natural persons that have shared beneficial ownership to the extent that we were able to determine such information from the Schedules 13G or 13D that such entities have filed with the Commission.  In addition, we have added an additional footnote to further describe the scope of the proxy authority provided by these entities.  Finally, the shares that are subject to the proxy are included in Mr. Sillerman’s ownership, and we have added language to make that clear.

Mr. Mark P. Shuman
January 30, 2014

Action No. 3

Approval and Adoption of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split, page 23

2.
To highlight the impact of the changes in capital structure, please consider adding a table that compares the number of authorized shares, the number of issued and specifically reserved shares, and the number of unreserved shares available for future issuances, before and after the reverse split.

Response:

    In response to the Staff’s comment, we have inserted a chart on page 25 of the Amendment to disclose the impact of the changes in our capital structure, both before and after the proposed reverse stock split and after giving effect to the other changes in our capital structure, including the proposed offering.

3.
Please describe the relationship of the change in capital structure with the proposed offering that is the subject matter of the registration statement you filed on January 10, 2014 and briefly discuss the contemplated offering.

Response:

In response to the Staff’s comment, we have added disclosure on page 25 of the Amendment to describe the relationship of the change in capital structure with the proposed offering and we have briefly described the proposed offering.

4.	Please discuss the potential dilution to existing stockholders that may occur as a result of issuances of authorized shares, after implementation of the proposed changes in capital structure.

Response:

In response to the Staff’s comment, we have added disclosure on page 25 of the Amendment to describe the potential dilution to existing stockholders that will as a result of issuances of authorized shares after implementation of the proposed changes in our capital structure.

Mr. Mark P. Shuman
January 30, 2014

5.	Please confirm that you will conform to the requirements of Rule 10b-17(b) with respect to the reverse split.

Response:

In response to the Staff’s comment, we hereby confirm that we will conform to the requirements of Rule 10b-17(b) under the Securities Exchange Act of 1934, as amended, with respect to the reverse split.

***
The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding the Preliminary Information Statement, the Amendment, or this letter, please do not hesitate to contact me at (212) 738-3216.

Sincerely,

VIGGLE INC.

/s/ Tom McLean
Tom McLean, General Counsel

cc:           Dennis J. Block, Esq., Greenberg Traurig, LLP
Joseph A. Herz, Esq., Greenberg Traurig, LLP